SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Acusphere, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title and Class of Securities)

00511R870 (CUSIP Number)

February 18, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 00511R870	13G	Page 2 of 21

1	Name of Reporting Person Kings Road Investments Ltd. I.R.S. Identification No. of Above Person
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 6 Shared Voting Power 1,013,316 (See Item 4(a)) 7 Sole Dispositive Power 0 8 Shared Dispositive Power 1,013,316 (See Item 4(a))

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,013,316
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented by Amount in Row (9) 5.6%
12	Type of Reporting Person OO

CUSIP No. 00511R780	13G	Page 3 of 21

1	Name of Reporting Person Polygon Global Opportunities Master Fund I.R.S. Identification No. of Above Person
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 6 Shared Voting Power 1,114,316 (See Item 4(a)) 7 Sole Dispositive Power 0 8 Shared Dispositive Power 1,114,316 (See Item 4(a))

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,114,316
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented by Amount in Row (9) 6.1%
12	Type of Reporting Person OO

CUSIP No. 00511R780	13G	Page 4 of 21

1	Name of Reporting Person Polygon Investments Ltd. I.R.S. Identification No. of Above Person
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 6 Shared Voting Power 1,114,316 (See Item 4(a)) 7 Sole Dispositive Power 0 8 Shared Dispositive Power 1,114,316 (See Item 4(a))

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,114,316
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented by Amount in Row (9) 6.1%
12	Type of Reporting Person OO

CUSIP No. 00511R780	13G	Page 5 of 21

1	Name of Reporting Person Polygon Investment Management Limited I.R.S. Identification No. of Above Person
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 6 Shared Voting Power 1,114,316 (See Item 4(a)) 7 Sole Dispositive Power 0 8 Shared Dispositive Power 1,114,316 (See Item 4(a))

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,114,316
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented by Amount in Row (9) 6.1%
12	Type of Reporting Person OO

CUSIP No. 00511R780	13G	Page 6 of 21

1	Name of Reporting Person Polygon Investment Partners LLP I.R.S. Identification No. of Above Person
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 6 Shared Voting Power 1,114,316 (See Item 4(a)) 7 Sole Dispositive Power 0 8 Shared Dispositive Power 1,114,316 (See Item 4(a))

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,114,316
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented by Amount in Row (9) 6.1%
12	Type of Reporting Person PN

CUSIP No. 00511R780	13G	Page 7 of 21

1	Name of Reporting Person Polygon Investment Partners LP I.R.S. Identification No. of Above Person
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 6 Shared Voting Power 1,114,316 (See Item 4(a)) 7 Sole Dispositive Power 0 8 Shared Dispositive Power 1,114,316 (See Item 4(a))

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,114,316
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented by Amount in Row (9) 6.1%
12	Type of Reporting Person PN

CUSIP No. 00511R780	13G	Page 8 of 21

1	Name of Reporting Person Polygon Investment Partners GP, LLC I.R.S. Identification No. of Above Person
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 6 Shared Voting Power 1,114,316 (See Item 4(a)) 7 Sole Dispositive Power 0 8 Shared Dispositive Power 1,114,316 (See Item 4(a))

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,114,316
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented by Amount in Row (9) 6.1%
12	Type of Reporting Person OO

CUSIP No. 00511R780	13G	Page 9 of 21

1	Name of Reporting Person Reade Griffith I.R.S. Identification No. of Above Person
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 6 Shared Voting Power 1,114,316 (See Item 4(a)) 7 Sole Dispositive Power 0 8 Shared Dispositive Power 1,114,316 (See Item 4(a))

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,114,316
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented by Amount in Row (9) 6.1%
12	Type of Reporting Person IN

CUSIP No. 00511R780	13G	Page 10 of 21

1	Name of Reporting Person Alexander Jackson I.R.S. Identification No. of Above Person
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 6 Shared Voting Power 1,114,316 (See Item 4(a)) 7 Sole Dispositive Power 0 8 Shared Dispositive Power 1,114,316 (See Item 4(a))

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,114,316
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented by Amount in Row (9) 6.1%
12	Type of Reporting Person IN

CUSIP No. 00511R780	13G	Page 11 of 21

1	Name of Reporting Person Paddy Dear I.R.S. Identification No. of Above Person
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 6 Shared Voting Power 1,114,316 (See Item 4(a)) 7 Sole Dispositive Power 0 8 Shared Dispositive Power 1,114,316 (See Item 4(a))

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,114,316
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented by Amount in Row (9) 6.1%
12	Type of Reporting Person IN

CUSIP No. 00511R780	13G	Page 12 of 21

Item 1	(a).	Name of Issuer:

Acusphere, Inc. (“Acusphere”)

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

500 Arsenal Street
Watertown, MA 02472

Item 2	(a).	Name of Person Filing

Item 2	(b).	Address of Principal Business Office

Item 2	(c).	Citizenship

This Schedule 13G is filed on behalf of Kings Road Investments Ltd., Polygon Global Opportunities Master Fund, Polygon Investments Ltd., Polygon Investment Management Limited, Polygon Investment Partners LLP, Polygon Investment Partners LP, Polygon Investment Partners GP, LLC, Mr. Reade Griffith, Mr. Alexander Jackson and Mr. Paddy Dear (the “Reporting Persons”).

Kings Road Investments Ltd. (“KRIL”) c/o Polygon Investment Partners LLP 10 Duke of York Square London SW3 4LY United Kingdom Citizenship: Cayman Islands, British West Indies

Polygon Global Opportunities Master Fund (the “Master Fund”) c/o Polygon Investment Partners LLP 10 Duke of York Square London SW3 4LY United Kingdom Citizenship: Cayman Islands, British West Indies

Polygon Investments Ltd. (the “Manager”) c/o Polygon Investment Partners LLP 10 Duke of York Square London SW3 4LY United Kingdom Citizenship: Cayman Islands, British West Indies

Polygon Investment Management Limited (“PIML”) c/o Polygon Investment Partners LLP 10 Duke of York Square London SW3 4LY United Kingdom Citizenship: United Kingdom

Polygon Investment Partners LLP (the “UK Investment Manager”) 10 Duke of York Square London SW3 4LY United Kingdom Citizenship: United Kingdom

CUSIP No. 00511R780	13G	Page 13 of 21

Polygon Investment Partners LP (the “US Investment Manager”) 598 Madison Avenue 14th Floor New York, NY 10022 Citizenship: Delaware

Polygon Investment Partners GP, LLC (the “General Partner”) c/o Polygon Investment Partners LP 598 Madison Avenue 14th Floor New York, NY 10022 Citizenship: Delaware

Reade Griffith (“Mr. Griffith”) c/o Polygon Investment Partners LLP 10 Duke of York Square London SW3 4LY United Kingdom Citizenship: United States

Alexander E. Jackson (“Mr. Jackson”) c/o Polygon Investment Partners LP 595 Madison Avenue 14th Floor New York, N.Y. 10022 Citizenship: United States

Paddy Dear (“Mr. Dear”) c/o Polygon Investment Partners LLP 10 Duke of York Square London SW3 4LY United Kingdom Citizenship: United Kingdom

Item 2	(d).	Title of Class of Securities:

Common stock, par value $0.01 per share, of Acusphere (the “Common Stock”).

Item 2	(e).	Acusphere common stock has the following CUSIP number: 00511R870.

Item3.		Not Applicable.

Item 4	(a).	Amount Beneficially Owned:

As of February 18, 2005, each Reporting Person may be deemed to be beneficial owner of 437,316 shares of Common Stock issuable to KRIL upon conversion of 60,000 shares of 6.5% Convertible Exchangeable Preferred Stock of Acusphere, 96,000 shares of Common Stock issuable to KRIL upon exercise of certain warrants of Acusphere and 480,000 shares of Common Stock held by KRIL. On February 18, 2005, all Reporting Persons, except KRIL, may be deemed to be the beneficial owners of 101,000 shares of Common Stock held by the Master Fund.

CUSIP No. 00511R780	13G	Page 14 of 21

Item 4	(b).	Percent of Class:

6.1% with respect to all Reporting Persons except KRIL, and 5.6% with respect to KRIL.

Item 4	(c).	Number of shares as to which reporting persons have:

Number of shares as to which KRIL has:

(i) sole power to vote or direct the vote: 0

(ii) shared power to vote or to direct the vote: 1,013,316

(iii) the sole power to dispose of or to direct the disposition of: 0

(iv) shared power to dispose of or to direct the disposition of: 1,013,316

Number of shares as to which the Reporting Persons, apart from KRIL, have:

(i) sole power to vote or direct the vote: 0

(ii) shared power to vote or to direct the vote: 1,114,316

(iii) the sole power to dispose of or to direct the disposition of: 0

(iv) shared power to dispose of or to direct the disposition of: 1,114,316

All of the shares of Common Stock and securities convertible or exercisable into shares of Common Stock are directly held by KRIL and Polygon Global Opportunities Master Fund. The US Investment Manager, the UK Investment Manager, PIML, the Manager and the General Partner have voting and depository control over securities owned by KRIL and Polygon Global Opportunities Master Fund. Messrs. Griffith, Dear and Jackson control the US Investment Manager, the UK Investment Manager, PIML, the Manager and the General Partner.

Item 5.		Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.		Ownership of More than Five Percent on Behalf of another Person

Not Applicable.

Item 7.		Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

See Exhibit 1.

Item 8.		Identification and Classification of Members of the Group.

See Exhibit 2.

Item 9.		Notice of Dissolution of the Group.

Not Applicable.

Item 10.		Certification.

By signing below each of the undersigned certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 00511R780	13G	Page 15 of 21

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 28, 2005	KINGS ROAD INVESTMENTS LTD.

	By	/s/ Paddy Dear
	Name:	Paddy Dear
	Title:	Principal

Date: February 28, 2005	POLYGON GLOBAL OPPORTUNITIES MASTER FUND

	By:	/s/ Paddy Dear
	Name:	Paddy Dear
	Title:	Principal

Date: February 28, 2005	POLYGON INVESTMENTS LTD.

	By:	/s/ Paddy Dear
	Name:	Paddy Dear
	Title:	Principal

CUSIP No. 00511R780	13G	Page 16 of 21

Date: February 28, 2005	POLYGON INVESTMENT MANAGEMENT LIMITED

	By	/s/ Paddy Dear
	Name:	Paddy Dear
	Title:	Principal

Date: February 28, 2005	POLYGON INVESTMENT PARTNERS LLP

	By	/s/ Paddy Dear
	Name:	Paddy Dear
	Title:	Principal

Date: February 28, 2005	POLYGON INVESTMENT PARTNERS LP

	By	/s/ Paddy Dear
	Name:	Paddy Dear
	Title:	Principal

Date: February 28, 2005	POLYGON INVESTMENT PARTNERS GP, LLC

	By:	/s/ Paddy Dear
	Name:	Paddy Dear
	Title:	Principal

Date: February 28, 2005	/s/ Reade Griffith
Reade Griffith

Date: February 28, 2005	/s/ Alexander Jackson
Alexander Jackson

Date: February 28, 2005	/s/ Paddy Dear
Paddy Dear

CUSIP No. 00511R780	13G	Page 17 of 21

Exhibit Index

Exhibit 1 Identification and Classification of the Subsidiaries Which Acquired the Security Being Reported on by the Parent Holding Company.

Exhibit 2 Identification of Members of the Group.

Exhibit 3 Joint Filing Agreement, dated as of February 28, 2005, by and among Kings Road Investments Ltd., Polygon Global Opportunities Master Fund, Polygon Investments Ltd., Polygon Investment Management Limited, Polygon Investment Partners LLP, Polygon Investment Partners LP, Polygon Investment Partners GP, LLC, Reade Griffith, Alexander E. Jackson and Paddy Dear.

CUSIP No. 00511R780	13G	Page 18 of 21

Exhibit 1

Identification and Classification of the Subsidiaries

Which Acquired the Security Being Reported on by the Parent Holding Company.

Kings Road Investments Ltd.

CUSIP No. 00511R780	13G	Page 19 of 21

Exhibit 2

Identification of Members of the Group.

Kings Road Investments Ltd.

Polygon Global Opportunities Master Fund

Polygon Investments Ltd.

Polygon Investment Management Limited

Polygon Investment Partners LP

Polygon Investment Partners LLP

Polygon Investment Partners GP, LLC

Reade Griffith

Alexander Jackson

Paddy Dear.

CUSIP No. 00511R780	13G	Page 20 of 21

Exhibit 3

Joint Filing Agreement

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, no par value per share, of Acusphere, Inc., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: February 28, 2005	KINGS ROAD INVESTMENTS LTD.

	By	/s/ Paddy Dear
	Name:	Paddy Dear
	Title:	Principal

Date: February 28, 2005	POLYGON GLOBAL OPPORTUNITIES MASTER FUND

	By	/s/ Paddy Dear
	Name:	Paddy Dear
	Title:	Principal

Date: February 28, 2005	POLYGON INVESTMENTS LTD.

	By	/s/ Paddy Dear
	Name:	Paddy Dear
	Title:	Principal

Date: February 28, 2005	POLYGON INVESTMENT MANAGEMENT LIMITED

	By	/s/ Paddy Dear
	Name:	Paddy Dear
	Title:	Principal

CUSIP No. 00511R780	13G	Page 21 of 21

Date: February 28, 2005	POLYGON INVESTMENT PARTNERS LLP

	By	/s/ Paddy Dear
	Name:	Paddy Dear
	Title:	Principal

Date: February 28, 2005	POLYGON INVESTMENT PARTNERS LP

	By	/s/ Paddy Dear
	Name:	Paddy Dear
	Title:	Principal

Date: February 28, 2005	POLYGON INVESTMENT PARTNERS GP, LLC

	By	/s/ Paddy Dear
	Name:	Paddy Dear
	Title:	Principal

Date: February 28, 2005	/s/ Reade Griffith
Reade Griffith

Date: February 28, 2005	/s/ Alexander Jackson
Alexander Jackson

Date: February 28, 2005	/s/ Paddy Dear
Paddy Dear